

April 8, 2024

Darren Hoo
Principal Executive Officer
Megan Holdings Ltd.
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

> **Re: Megan Holdings Ltd.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 29, 2024**
> **CIK No. 0001995075**

Dear Darren Hoo:

We have reviewed your amended draft registration statement and have the following comments. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.   We note that you have removed certain disclosures which were included in your draft registration statement submitted on November 14, 2023. In particular, we note that you removed your risk factor disclosure and corresponding disclosures in your MD&A regarding your business and operations being indirectly affected by the volatility of prices for shrimp. Given your business model of providing shrimp farm-related maintenance services in Malaysia, please revise to reinstate these disclosures or advise as to why these

disclosures were removed.

Corporate History and Structure, page 31

2.   We note that your organization chart has been modified to disclose that MMSB will own 80% of MTSB while Tan Chui Fang will own 20% of MTSB. We also note that MTSB was incorporated in Malaysia on March 18, 2024 and has yet to commence any business activities. Please revise to discuss Tan Chui Fang's role in your organization and to further disclose the business purpose of MTSB.

Industry, page 65

3.   We note your response to comment 6 and reissue the comment. Given your disclosure that your business model is focused on the shrimp industry in Malaysia, please remove overly broad disclosure relating to the agriculture sector in Malaysia from this section. For example, you provide data for many different crops and livestock, but this does not appear to relate to your current business model or plans. Please also qualify your statements about growth rates of the agriculture industry as a whole. In this regard, where you discuss Historical Market Performance and Growth Forecast for the agriculture sector in Malaysia as a whole, please clarify the portion of this growth that is related to the subsets in which your company operates or intends to operate.

Enforceability of Civil Liabilities, page 112

4.   We note your response to comment 8 and reissue the comment in part. Please revise your disclosure here, and in the risk factor on page 15, to discuss the cost and time constraints impacting investors due to the limitations on their ability to effect service of process and enforce civil liabilities outside of the United States, including in Hong Kong.

Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Yarona L. Yieh, Esq.